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                            SECURITIES AND EXCHANGE
                                   COMMISSION

                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                                  HADRON, INC.
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                                (NAME OF ISSUER)

                    Common Stock, par value $0.02 per share
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                         (TITLE OF CLASS OF SECURITIES)

                                  405-009-200
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                     (CUSIP Number of Class of Securities)

                              RSSJ Associates, LLC
                                  Hadron, Inc.
                             5904 Richmond Highway
                                   Suite 300
                             Alexandria, VA  22303
                                 (703) 329-9400

                                    Copy To:
                               William J. Mutryn
                         2099 Pennsylvania Avenue, N.W.
                                   Suite 100
                            Washington, D.C.  20006
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             (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                November 5, 2001
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

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
1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       RSSJ Associates, LLC
       --------------------------------------------------------------

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (A)
          -----------------------------------------------------------------------------------------
       (B)
          -----------------------------------------------------------------------------------------

3.     SEC USE ONLY
                   --------------------------------------------------------------------------------
       --------------------------------------------------------------------------------------------

4.     SOURCE OF FUNDS         PF
                               -----------------------------------------------

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)
                                     --------------------------------------------------------------

6.     CITIZENSHIP OR PLACE OF ORGANIZATION      USA (VA)
                                                 --------------------------------------------------

7.     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
       WITH SOLE VOTING POWER                                    2,116,014
                             ----------------------------------------------------------------------

8.     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
       WITH SHARED VOTING POWER                                 -0-
                                -------------------------------------------------------------------

9.     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
       WITH SOLE DISPOSITIVE POWER                              2,116,014
                                  -----------------------------------------------------------------

10.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
       WITH SHARED DISPOSITIVE POWER                            -0-
                                    ---------------------------------------------------------------

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                               2,116,014
       --------------------------------------------------------------------------------------------

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES
             --------------------------------------------------------------------------------------

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       14.8%
       --------------------------------------------------------------------------------------------

14.    TYPE OF REPORTING PERSON                                         OO
                               --------------------------------------------------------------------

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Item 1.   Security and Issuer

          This statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $0.02 per share ("Common Stock"), of Hadron, Inc., a New York corporation (the "Issuer" or "Hadron"). The address of the Issuer's principal executive office is 5904 Richmond Highway, Suite 300, Alexandria, Virginia 22303.

Item 2.   Identity and Background

          The Statement is filed on behalf of RSSJ Associates, LLC ("RSSJ"). RSSJ's business address is 1173 Dolley Madison Blvd, McLean Virginia, 22101. During the past five years, RSSJ has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. RSSJ is a Delaware limited liability company.

Item 3.   Source and Amount of Funds or Other Consideration

          RSSJ purchased units consisting of 1,754,386 shares of Common Stock for $1.14 per share and warrants to purchase 361, 628 shares of Common Stock at an exercise price of $0.02 per in cash using personal funds. RSSJ immediately exercised all of the warrants using personal funds and now owns 2,116,014 shares of Common Stock.

Item 4.   Purpose of Transaction

          On November 1, 2001, Hadron announced that it had entered into an Agreement and Plan of Merger dated as of October 31, 2001 (the "Plan") with Analex Corporation and its equity holders pursuant to which Analex Corporation would be merged with and into a wholly-owned subsidiary of Hadron (the "Merger"). Analex Corporation is a privately-held engineering and program management firm whose principal customers are NASA and the U.S. intelligence community. The merger closed on November 5, 2001.

          To finance the Merger, Hadron, among other things, issued shares of Common Stock for aggregate consideration of approximately $4 million through a private placement (the "Equity Financing") consisting of (i) Common Stock at a price of $1.14 per share to purchasers who purchased less than $500,000 worth thereof or (ii) units consisting of Common Stock and warrants to purchase 0.2061 shares of Common Stock at an exercise price of $0.02 per share for each share purchased at a price of $1.14 per unit for purchasers who purchased $500,000 or more of Hadron's securities. As a part of the Equity Financing, RSSJ acquired units for $1.14 per unit. The total units consisted of 1,754,386 shares of Common Stock and warrants to purchase 361,628 shares of Common Stock. RSSJ immediately exercised all of the warrants and now owns 2,116,014 shares of Common Stock.

          Apart from the foregoing, RSSJ has no other plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition

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of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

          In the future, RSSJ may determine to purchase additional shares of the Issuer's Common Stock or may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and the prospects of RSSJ and alternative investments.

Item 5.   Interest in Securities of the Issuer

          (a) and (b) The Issuer's total issued and outstanding capital stock is 14,329,930 shares of Common Stock. RSSJ has acquired 2,116,014 shares or approximately 14.8% of the Issuer's issued and outstanding Common Stock.

          RSSJ is deemed to beneficially own 2,116,014 shares of Common Stock representing approximately 14.8% of the Issuer's common shares deemed issued and outstanding. This includes 2,116,014 shares for which RSSJ has full power to vote and to dispose.

          (c) There have been no transactions in the Issuer's Common Stock that were effected during the past sixty days or since the most recent filing of
Schedule 13D ((S)240.13d-191).

          (d) There is no person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock of the Issuer.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          RSSJ is not a party to any contract, arrangement, understanding or relationship with any person, with respect to securities of the Issuer.

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Item 7.   Material to Be Filed as Exhibits


          None.

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                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.


                                             RSSJ Associates, LLC


                                             By: /s/ Shashi A. Gupta
                                                ---------------------
                                             Shashi A. Gupta, Member


Dated: November 15, 2001


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